Exhibit 99.1

CoolBrands International Inc.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended November 30, 2006.

CoolBrands International Inc.
Consolidated Balance Sheets
As at November 30, 2006 and August 31, 2006

(Unaudited)
(Amounts expressed in thousands of U.S. dollars)

	November 30, 2006	August 31, 2006
Assets
Current assets:
Cash	$1,634	$393
Receivables, net	1,867	9,980
Inventories	4,069	6,978
Income taxes recoverable	11,000	11,000
Prepaid expenses	861	740
Current assets of discontinued operations held for sale	24,049	43,174

Total current assets	43,480	72,265

Non-current assets of discontinued operations held for sale	60,505	64,498
Property, plant and equipment	2,902	3,918
Property, plant and equipment subject to bankruptcy proceeding	18,061	18,386
Intangible and other assets	1,550	993
Goodwill	488	488
	$126,986	$160,548
Liabilities and Shareholders’ Equity
Current liabilities:
Secured notes payable to a related company	$21,674	$-
Notes payable in default	696	10,077
Notes payable of majority owned subsidiary in default	-	23,501
Accounts payable	14,349	18,740
Accrued liabilities	13,638	14,615
Current liabilities of discontinued operations held for sale	11,069	24,897
Income taxes payable	138	140
Other liabilities	4,261	4,287

Total current liabilities	65,825	96,257

Long-term debt, including obligations under capital leases	314	348
Non-current liabilities of discontinued operations held for sale	825	825
Deferred income taxes	2,000	2,000

Total liabilities	68,964	99,430

Commitments and contingencies

Shareholders’ Equity:

Capital stock	97,804	97,804
Additional paid-in-capital	40,581	38,812
Accumulated other comprehensive loss	(1,484)	(1,464)
Accumulated deficit	(78,879)	(74,034)
Total shareholders’ equity	58,022	61,118
	$126,986	$160,548

CoolBrands International Inc.
Consolidated Statements of Operations
For the three months ended November 30, 2006 and 2005

(Unaudited)
(Amounts expressed in thousands of U.S. dollars, except for per share data)

	For the three months ended
	November 30, 2006	November 30, 2005
Net revenues:
Net sales	$7,755	$22,104
Royalties, licensing, and consumer products license revenue and other income	258	816
Total net revenues	8,013	22,920

Cost of goods sold	6,548	22,439
Selling, general and administrative expenses	7,455	8,825
Interest expense	411	397
Provision for impairment	725	-
Loss from continuing operations before income taxes and minority interest	(7,126)	(8,741)

Minority interest	-	(1,770)

Loss before income taxes	(7,126)	(6,971)

Recovery of income taxes	-	(2,889)
Net loss from continuing operations	(7,126)	(4,082)

Discontinued operations:
Income (loss) from discontinued operations	602	(322)
Gain on sale of discontinued operations	1,679	-
Net income (loss) from discontinued operations	2,281	(322)
Net loss	$(4,845)	$(4,404)

Per share data:
(Loss) earnings per share (basic and diluted):
Continuing operations	$(0.13)	$(0.07)
Discontinued operations	0.04	(0.01)
	$(0.09)	$(0.08)

Weighted average shares outstanding:
Shares used in per share calculation - basic	56,075	56,012
Shares used in per share calculation - diluted	56,075	56,012

CoolBrands International Inc.
Consolidated Statements of Shareholders’ Equity
For the three months ended November 30, 2006

(Unaudited)
(Amounts expressed in thousands of U.S. dollars)

	Capital stock	Additional paid-in-capital	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
Balance at August 31, 2006	$97,804	$38,812	$(1,464)	$(74,034)	$61,118
Comprehensive loss:
Net loss				(4,845)	(4,845)
Other comprehensive loss, net of income taxes:
Currency translation adjustment			(20)		(20)
Total comprehensive loss					(4,865)
Fair value of warrants granted for services		1,764			1,764
Stock-based compensation expense		5			5
Balance at November 30, 2006	$97,804	$40,581	$(1,484)	$(78,879)	$58,022

CoolBrands International Inc.
Consolidated Statements of Cash Flows
For the three months ended November 30, 2006 and 2005

(Unaudited)
(Amounts expressed thousands of U.S. dollars)
	For the three months ended
	November 30, 2006	November 30, 2005
Cash and short term investments provided by (used in):
Operating activities:
Net loss	$(4,845)	$(4,404)
Adjustments to reconcile net loss to net cash flows from operating activities
Net loss (income) from discontinued operations	(602)	322
Gain on sale of discontinued operations	(1,679)	-
Provision for asset impairment	725	-
Depreciation and amortization	573	1,316
Stock-based compensation expense	5	263
Fair value of warrants issued for services	1,764	-
Expenses paid in connection with purchase of indebtedness	267	-
Excess tax benefits from stock-based compensation	-	(104)
Other	261	-
Deferred income taxes	-	(1,303)
Minority interest	-	(1,770)
Cash effect of changes from continuing operations:
Receivables	8,064	10,950
Allowance for doubtful accounts	49	45
Inventories	2,909	673
Income taxes recoverable	-	488
Prepaid expenses	(121)	(186)
Accounts payable	(4,391)	(11,515)
Payables - affiliates	-	(65)
Accrued liabilities	(1,650)	(366)
Income taxes payable	(2)	-
Other assets	(557)	(418)
Other liabilities	(26)	(76)
Cash (used in) provided by operating activities	744	(6,150)
Investing activities:
Purchase of property, plant and equipment	-	(705)
Redemption of investments	-	7,500
Change of notes receivable	-	58
Cash provided by investing activities	-	6,853
Financing activities:
Proceeds from issuance of Class A and B shares	-	92
Change in revolving line of credit, secured	(9,381)	(770)
Repayment of notes payable of majority owned subsidiary in default	(2,094)	-
Repayment of long-term debt	-	(907)
Excess tax benefits from stock-based compensation	-	104
Cash (used in) financing activities	(11,475)	(1,481)
(Decrease) in cash flow due to changes in foreign exchange rates	(32)	(92)
Cash flows provided by (used in) discontinued operations
Net income (loss) from discontinued operations	602	(322)
Operating	(1,584)	(2,125)
Investing	12.986	-
Financing	-	-
Cash provided by(used in) discontinued operations	12,004	(2,447)
Increase (decrease) in cash and cash equivalents	1,241	(3,317)
Cash and cash equivalents - beginning of period	393	24,062
Cash and cash equivalents - end of period	$1,634	$20,745
Non-cash financing activities:
Purchase of indebtedness by Ontario 2118769 Inc.	$21,407	$-
Payment of expenses in connection with purchase of indebtedness by Ontario 2118769 Inc.	$267	$-
Other:
Cash paid for interest	$470	$397

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
November 30, 2006 and 2005
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

1.    Significant accounting policies

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in the United States of America for interim financial statements. The financial statements have, in management’s opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company’s audited financial statements for the year ended August 31, 2006 (“Fiscal 2006”). The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

Certain amounts have been reclassified in the November 30, 2005 financial statements presented to conform to the presentation used at November 30, 2006. Additionally, the assets and liabilities of the foodservice segment have been reclassified in the August 31, 2006 consolidated balance sheet to assets and liabilities of discontinued operations held for sale, to conform to the presentation used at November 30, 2006.

2.    Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.    Discontinued operations

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000 in a related party transaction. International Franchise Corp. is a company controlled by Aaron Serruya, a director of CoolBrands and the former senior executive who was responsible for the franchising division at CoolBrands, who is the brother of Michael Serruya, the Company’s Chairman, President and CEO. Aaron Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The operating results and the net cash flows of the franchising and licensing segment were included in net loss from discontinued operations and cash flows from discontinued operations in the consolidated statement of operations and consolidated statement of cash flows for the three months ended November 30, 2005 (“Fiscal 2006 Quarter”).

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, part of its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CoolBrands Dairy Inc. (“CBD”), its yogurt segment and began actively marketing these businesses for sale.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
November 30, 2006 and 2005
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components segment. The sale of assets was consummated September 14, 2006 for a price of $8,250, of which $7,500 was paid in cash and $750 was placed in escrow subject to collection of certain accounts receivable. The Company recorded a gain on the sale of $1,679 in the three months ended November 30, 2006 (“Fiscal 2007 Quarter”). The Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006, and included the components of its operating results in net income (loss) from discontinued operations on the consolidated statements of operations and the components of cash flows as net cash flows from discontinued operations on the consolidated statements of cash flows for the Fiscal 2007 Quarter and Fiscal 2006 Quarter.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc. (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets sold to, net of the liabilities assumed by an unaffiliated third party. The transaction closed on November 17, 2006. The Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006, and included the components of operating results of EPFD as net income (loss) from discontinued operations on the consolidated statements of operations and its cash flows as cash flows from discontinued operations on the consolidated statements of cash flows for the Fiscal 2007 Quarter and the Fiscal 2006 Quarter.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s net assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets as of November 30, 2006 and August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statements of operations and its cash flows as cash flows from discontinued operations on the consolidated statements of cash flows for the Fiscal 2007 Quarter and the Fiscal 2006 Quarter.

In the Fiscal 2007 Quarter, the Company began marketing its foodservice segment for sale. Accordingly, the Company recorded the assets and liabilities of the foodservice segment as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of November 30, 2006 and recorded the results of operations and cash flows as net income from discontinued operations and cash flows from discontinued operations on the statement of operations and statement of cash flows for the Fiscal 2007 Quarter. Additionally the Company reclassified the assets and liabilities of the foodservice segment as assets and liabilities held for sale on the consolidated balance sheet as of August 31, 2006 and reclassified the results of operations and cash flows of the foodservice segment as net loss from discontinued operations and cash flows of discontinued operations on the statement of operations and statement of cash flows for the Fiscal 2006 Quarter. The Company sold the foodservice segment to an unaffiliated third party on January 24, 2007. (See Note 8, “Subsequent Events” for a further discussion).

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
November 30, 2006 and 2005
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

Below is a condensed schedule, by operating segment as previously reported, of the assets and liabilities held for sale of discontinued operations and the respective operating results at the end of and for each of the periods presented:

	Frozen Dessert (EPFD)	Foodservice	Yogurt (CBD)	Dairy Components (Value America)	Total
As of November 30, 2006
Total current assets	$3,764	$4,671	$14,597	$1,017	$24,049
Total non-current assets	149	12,046	48,310	-	60,505
Total liabilities	3,508	1,323	5,888	350	11,069
Total non-current liabilities	-	-	825	-	825
Net assets	$405	$15,394	$56,194	$667	$72,660

	Frozen Dessert (EPFD)	Foodservice	Yogurt (CBD)	Dairy Components (Value America)	Total
As of August 31, 2006
Total current assets	$19,197	$5,032	$14,441	$4,504	$43,174
Total non-current assets	65	12,571	49,132	2,730	64,498
Total current liabilities	9,915	2,007	11,949	1,026	24,897
Total non-current liabilities	-	-	825	-	825
Net assets	$9,347	$15,596	$50,799	$6,208	$81,950

	Frozen Dessert (EPFD)	Foodservice	Yogurt (CBD)	Dairy Components (Value America)	Total
For the three months ended November 30, 2006
Total revenue	$25,927	$4,479	$26,375	$750	$57,531
Cost of sales	27,885	3,209	22,848	555	54,497
Selling, general, and administrative expenses	753	466	1,227	(14)	2,432
(Loss) income	$(2,711)	$804	$2,300	$209	$602

	Frozen Dessert (EPFD)	Foodservice	Yogurt (CBD)	Dairy Components (Value America)	Franchising and Licensing	Total
For the three months ended November 30, 2005
Total revenue	$30,598	$4,106	$25,850	$4,717	$2,930	$68,201
Cost of sales	32,188	3,954	20,909	3,662	1,732	62,445
Selling, general, and administrative expenses	853	382	2,412	405	1,112	5,164
Interest expense	-	-	899	-	-	899
Other (income) expense	-	-	-	-	15	15
(Loss) income	$(2,443)	$(230)	$1,630	$650	$71	$(322)

See Note 8, “Subsequent Events,” for a further discussion of Discontinued Operations.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
November 30, 2006 and 2005
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

4.    Related party transactions

As of August 31, 2006, the Company had $10,077 outstanding under a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”) and Americana Foods had $23,501 outstanding under a $25,500 senior secured credit facility consisting of an $8,000 senior secured revolving credit facility and an aggregate of $17,500 in term loans (the “Americana 2006 Term Loans”), in which Americana Foods is the borrower (in the aggregate, the “Americana Loan Facility”). The amounts outstanding under the two facilities at August 31, 2006 were included in its current liabilities as notes payable in default and notes payable of majority owned subsidiary in default on the balance sheet at August 31, 2006.

The Company was in default under certain of its financial covenants under each of its credit facilities as of August 31, 2006 and reflected all of its bank debt as current liabilities. In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the American Credit Facility, which aggregated approximately $21,830 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November 2006, 2118769 Ontario Inc. (“2118769”), a company controlled by Michael Serruya, the Chairman, President and CEO of the Company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,407, (excluding accrued interest and professional fees totaling $267, which was paid by 2118769) from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana Foods debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. To the extent that the proceeds from the liquidation are not sufficient to pay 2118769, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility. In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by a company controlled by Michael Serruya, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. At November 30, 2006, the amount outstanding under the Corporate Credit Facility was $696.

Mr. Serruya received warrants to purchase 5.5 million subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness as compensation for services. The exercise price of each warrant is $0.50 Cdn and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $1,764 USD ($1,980 CDN) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate. The expense related to the warrants was included in selling, general and administrative expense in the Fiscal 2007 Quarter. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off in full the Corporate Credit Facility.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
November 30, 2006 and 2005
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

5.    Americana Foods

In 2002, the Company entered into a joint venture agreement to acquire 50.1% interest in Americana Foods, a manufacturer and processor of frozen desserts. Americana Foods generated losses in each year of its operations. In April 2006, the Company refinanced the debt of Americana Foods, under the Americana Credit Facility, as previously discussed, but Americana Foods was in default under the facility as of May 2006 and August 2006. In October 2006, certain subsidiaries of the Company, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. The operations of Americana Foods up to its closing in October 2006 are included in loss from continuing operations. The assets of Americana Foods are included in accounts receivable and property, plant and equipment based upon the estimated fair value, which totaled $20,013 and the liabilities including amounts payable to 2118769 are recorded at their historic value, which totaled $31,476 at November 30, 2006. Additionally, Americana Foods generated a net loss of $(1,309) in the Fiscal 2007 Quarter as compared to a loss of $(3,507) in the Fiscal 2006 Quarter which are included in continuing operations. (See Note 4, “Related Party Transactions,” and Note 7, “Litigation.”)

6.    Segment information

	Frozen dessert	Corporate	Consolidated
For the three months ended November 30, 2006
Revenues	$8,000	$394	$8,394

Inter-segment revenues	-	381	381

Net revenues	8,000	13	8,013

Segment (loss) earnings before income taxes	$(3,493)	$(3,633)	$(7,126)

For the three months ended November 30, 2005
Revenues	$22,902	$57	$22,959

Inter-segment revenues	-	39	39

Net revenues	22,902	18	22,920

Segment (loss) earnings before income taxes	$(2,844)	$(1,238)	$(4,082)

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
November 30, 2006 and 2005
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

7.    Litigation

Litigation

In September 2006, American Foods Corporation (“AFC”), the Company’s 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the American Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend against this complaint.

8.    Subsequent Events

Sale of yogurt segment

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, as of and for the year ended August 31, 2006, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations. On January 30, 2007, the Company consummated the sale of 100% of the issued and outstanding stock of CBD to an unaffiliated third party. The Company received cash of $45,000, a note of $5,000 and warrants. The aggregate consideration received approximated the Company’s carrying value of CBD. The Company anticipates using the proceeds from the sale of CBD to fund working capital for the foreseeable future.

Sale of foodservice segment

On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A., for a purchase price of approximately $18,925. Included in the sale was approximately $4,000 in inventory and accounts receivables. Dreyer’s will also assume related liabilities in the amount of approximately $1,000. The Company utilized a portion of the proceeds to payoff the Corporate Credit Facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Tabular amounts expressed in thousands of U.S.dollars, except per share data)

This management’s discussion and analysis (“MD&A”) addresses the results of operations and financial position of CoolBrands International Inc. (“CoolBrands” or the “Company”) for the three months ended November 30, 2006 (the “Fiscal 2007 First Quarter”), compared to the three months ended November 30, 2005 (the “Fiscal 2006 First Quarter”). This MD&A is dated March 14, 2007 and has been approved by the Board of Directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com. Additional information relating to the Company, including the Company’s Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States generally accepted accounting principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the tastes and preferences of the global retail consumer of CoolBrands’ products; the ability of CoolBrands to be competitive in the highly competitive U.S. market for frozen desserts; fluctuations in consumption of CoolBrands’ products and services as a result the seasonal nature of the frozen dessert industry; the ability of CoolBrands to retain or acquire shelf space for its products in supermarkets, club stores and convenience stores; the ability of CoolBrands to effectively manage the risks inherent with mergers and acquisitions; the effect on foreign operation of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; changes in prices for raw materials; the ability of CoolBrands to pass on cost increases resulting from inflation and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

About CoolBrands International Inc.

CoolBrands has been in the process of selling a significant number of its businesses to raise cash to repay outstanding debt. The Fiscal 2006 MD&A discusses the sale of the franchising and licensing segment which occurred during Fiscal 2006 and the Company’s decision to sell other businesses including its dairy component segment (Value America), Eskimo Pie Frozen Distribution Inc. (“EPFD”), which was part of the frozen dessert segment, and Coolbrands Dairy Inc. (“CBD”), its yogurt segment. Accordingly, the Company accounted for these businesses as discontinued operations as of and for the year ended August 31, 2006 and for all comparative periods presented. The dairy component segment (Value America) and EPFD were sold to unaffiliated third parties during the Fiscal 2007 First Quarter. CBD was sold on January 30, 2007 to an unaffiliated third party. Additionally, in early Fiscal 2007, the Company began marketing its foodservice segment for sale and on January 24, 2007, sold the foodservice segment to an unaffiliated third party. This significant downsizing has resulted in the Company now operating only in the frozen dessert segment. The Company has significantly reduced its expenses, but may not be able to reduce its expenses to a level that would make the remaining business profitable. The Company’s Board of Directors is currently evaluating whether or not to sell the remaining assets or attempt to rebuild the business.

Comparison of Quarters ended November 30, 2006 and 2005

The Company now operates in only one business segment, frozen dessert and for all or part of the Fiscal 2007 First Quarter held the dairy component segment (until it was sold on September 14, 2006), EPFD (until it was sold on November 17,2006), CBD and the foodservice segment for sale. The operating results and cash flows of those businesses have been reclassified in the Fiscal 2006 First Quarter’s statement of operations and statement of cash flows to discontinued operations for comparative purposes.

Sales

Sales in the Fiscal 2007 First Quarter decreased by $14,349 or 64.9 % to $7,755, compared with $22,104 in the Fiscal 2006 First Quarter. The decrease was attributable to the closing of the Americana Foods L.P. (“Americana Foods”) plant in October 2006 (Americana Foods was a 50.1% owned subsidiary of the Company and accounted for sales of $1,600 in the Fiscal 2007 First Quarter, compared to $12,393 in the Fiscal 2006 First Quarter), lack of promotion of existing products, and service and production issues that made customers and vendors reluctant to do significant business with the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross profit margin

Gross profit dollars increased to $1,207 for the Fiscal 2007 First Quarter as compared to $(335) for the Fiscal 2006 First Quarter.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $1,370, or 15.5%, from $8,825 in the Fiscal 2006 First Quarter to $7,455 in the Fiscal 2007 First Quarter due primarily to reductions in royalty expense of $545, brokerage fees of $519, warehouse and storage of $491, stock based compensation expense of $258, research and development costs of $171, printing and promotional material of $303, and legal fees of $123 partially offset by an expense associated with the fair value of warrants granted for services of $1,764. Selling, general and administrative expenses increased as a percentage of revenues to 93.0% for the Fiscal 2007 First Quarter, compared to 38.5% in the Fiscal 2006 First Quarter.

Stock-based compensation expense

The Company recognized $5 and $263 in stock-based compensation expense in the Fiscal 2007 First Quarter, compared to the Fiscal 2006 First Quarter.

Interest expense

Interest expense was $411 in the Fiscal 2007 First Quarter, compared with $397 for the Fiscal 2006 First Quarter. The increase in interest expense was primarily due to interest incurred by Americana Foods. Interest incurred with respect to indebtedness associated with the March 2005 acquisition of the Breyers yogurt business, which was outstanding during the Fiscal 2006 First Quarter was included in loss from discontinued operations for that period.

(Recovery of) provision for income taxes

The effective tax rate for the Fiscal 2007 First Quarter was Nil as valuation allowances were provided against any deferred tax assets and the recovery of taxes previously paid has not been fully accrued. The effective (benefit) tax rate was (39.5%) in the Fiscal 2006 First Quarter. The effective tax rate differs from the Canadian Federal/Principal Statutory Rate primarily due to the Company’s operations in foreign countries with lower effective tax rates.

Net (loss)

The Company reported a net loss of $(4,845), or $(0.09) per fully diluted share in the Fiscal 2007 First Quarter, which was comprised of a net loss from continuing operations of $(7,126), or $(0.13) per fully diluted share, offset by net income from discontinued operations of $2,281, or $0.04 per fully diluted share, which included a gain on sale of discontinued operations of $1,679, or $0.03 per fully diluted share. The Company recorded a net loss of $(4,404), or $(0.08) per fully diluted share for the Fiscal 2006 First Quarter, which was comprised of a loss from continuing operations of $(4,082), or $(0.07) per fully diluted share and a loss from discontinued operations of $(322), or $(0.01) per fully diluted share.

Summary of quarterly results

The following table presents a summary of results for the last eight quarters:

Quarter ended	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006
Loss from continuing operations	(7,126)	(41,733)	(12,935)	(5,882)
Gain from sale of discontinued operations	1,679	3	-	407
Income(loss) from discontinued operations	602	(4,281)	1,121	(2,478)
Net loss	(4,845)	(46,011)	(11,814)	(7,953)
Earnings per share (basic and diluted)
Loss per share from continuing operations	(0.13)	(0.74)	(0.23)	(0.11)
Earnings(loss) per share from discontinued operations	0.04	(0.08)	0.02	(0.03)
Loss per share	(0.09)	(0.82)	(0.21)	(0.14)

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarter ended	November 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005
Loss from continuing operations	(4,082)	(60,529)	(8,272)	(3,525)
Loss from discontinued operations	(322)	(3,339)	(2,743)	1,737
Net income (loss)	(4,404)	(63,868)	(11,015)	(1,788)
Earnings per share (basic and diluted)
Income (loss) per share from continuing operations	(0.07)	(1.08)	(0.15)	(0.06)
Income (loss) per share from discontinued operations	(0.01)	(0.06)	(0.05)	0.03
Income (loss) per share	(0.08)	(1.14)	(0.20)	(0.03)

The ice cream and frozen yogurt industry generally experiences its highest volume during the spring and summer months and its lowest volume in the winter months.

Liquidity

The following sets forth certain measures of liquidity:

	November 30, 2006	August 31, 2006
Cash, investments and restricted cash	$1,634	$393
Working capital	$(22,345)	$(23,992)
Current ratio	0.66 to 1	0.75 to 1

The decrease in the working capital deficit to $(22,345) at November 30, 2006 from $(23,992) at August 31, 2006 was primarily due to the proceeds generated by the sale of the assets of Value America and EPFD, which were used to reduce amounts outstanding under the Corporate Credit Facility, as discussed below in “Transactions with related parties”.

Cash flows from operating activities of continuing operations

The Company generated cash from operating activities of $744 in the Fiscal 2007 First Quarter, compared with using $(6,150) of cash in operating activities in the Fiscal 2006 First Quarter. The principal reason for the increase was the collection of accounts receivable, the reduction of inventory, and the fact that a substantial portion of the net loss was a non-cash charge relating to the issuance of warrants.

Cash flows from investing activities of continuing operations

The Company had no investing activities in the Fiscal 2007 First Quarter and generated net cash from investing activities of $6,853 in the Fiscal 2006 First Quarter, which was the result of the redemption of investments to generate liquidity for working capital, partially offset by the purchases of property, plant and equipment.

Cash flows from financing activities of continuing operations

The Company used $11,475 of cash in financing activities in the Fiscal 2007 First Quarter, which represented the repayment of amounts outstanding under the Corporate Credit Facility, and the Americana Credit Facility, both discussed in - “Transactions with related parties”. In the Fiscal 2006 First Quarter, $1,481 was used in financing activities to reduce the Company’s then outstanding revolving line of credit and long-term debt.

Cash flows from operating activities of discontinued operations

The Company used cash from discontinued operations of $(982) in the Fiscal 2007 First Quarter, compared to $(2,447) in the Fiscal 2006 First Quarter. The Company used less cash in the current year quarter principally because the yogurt segment and foodservice segment generated more cash in the Fiscal 2007 First Quarter than the Fiscal 2006 First Quarter.

Cash flows from investing activities of discontinued operations

The Company generated cash from investing operations of discontinued operations of $12,986, which represented proceeds from the sale of Value America and EPFD of $11,876 plus increase in related liabilities of $1,110.

3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

Since August 31, 2006, CoolBrands’ contractual obligation requirements were reduced as cash generated in the Fiscal 2007 First Quarter from the sale of the assets of Value America and EPFD was used to reduce amounts outstanding under the Corporate Credit Facility, as discussed in the section - “Transactions with related parties”, from $10,077 to $696 and the amounts outstanding under the Americana Credit Facility as discussed in the section - “Transactions with related parties” were reduced by $2,094 and then were purchased by 2118769 Ontario Inc. (“2118769”) a company controlled by Michael Serruya, the Chairman, President and Chief Executive Officer of the Company. The Company did not incur any additional obligations in the Fiscal 2007 First Quarter and reduced lease obligations by paying amounts as scheduled.

Capital resources

CoolBrands’ cash requirements are substantially unchanged from the annual MD&A for Fiscal 2006. The Company’s liquidity was improved slightly at November 30, 2006 as compared to August 31, 2006, principally due to the remaining proceeds available from the sale of Value America and EPFD after reducing amounts outstanding under the Corporate Credit Facility. Working capital was substantially the same. Both liquidity and working capital improved as the result of the sale of the yogurt segment which was consummated on January 30, 2007. The Company believes it has enough liquidity to fund operations for the foreseeable future. Additionally, the assets of Americana Foods have been sold by the independent trustee. The Company is currently waiting for the completion of the accounting for the receipts and expenses of the bankruptcy by the trustee. The Company believes that the proceeds from the bankruptcy settlement will be sufficient to repay all or substantially all of the amounts payable to 2118769 and that the excess the Company would be required to fund, if any, is not expected to be significant.

Payment requirements

Payment requirements are substantially unchanged from those disclosed in the annual MD&A for Fiscal 2006 and no new obligations have been incurred. The Company has repaid the Corporate Credit Facility and certain assets (Americana Foods) have been sold pursuant to an independent trustee order in bankruptcy to settle the remaining indebtedness.

Subsequent events

Sale of yogurt segment

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. During Fiscal 2006, the Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, as of and for the year ended August 31, 2006, the Company had classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations. On January 30, 2007, the Company consummated the sale of 100% of the issued and outstanding stock of CBD to an unaffiliated third party. The Company received cash of $45,000, a note of $5,000 and warrants. The aggregate consideration received approximated the Company’s carrying value of CBD. The Company anticipates using the proceeds from the sale of CBD to fund working capital for the foreseeable future.

Sale of foodservice segment

On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A., for a purchase price of approximately $18,925. Included in the sale is approximately $4,000 of inventory and accounts receivables. Dreyer’s also assumed related liabilities in the amount of approximately $1,000. The Company utilized a portion of the proceeds to payoff the Corporate Credit Facility.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risk factors and uncertainties

Risk factors and uncertainties are substantially unchanged from those disclosed in the annual MD&A for Fiscal 2006. The Company completed the sale of the yogurt business on January 30, 2007, which generated $45,000 in cash. The Company believes it has sufficient working capital for the foreseeable future. The Company’s Board of Directors is currently evaluating whether to sell the remaining assets or attempt to rebuild the business.

Transactions with related parties

The nature of transactions with related parties is unchanged from those disclosed in the annual MD&A for Fiscal 2006.

As of August 31, 2006, the Company had $10,077 outstanding under a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”) and Americana Foods had $23,501 outstanding under a $25,500 senior secured credit facility consisting of an $8,000 senior secured revolving credit facility and an aggregate of $17,500 in term loans (the “Americana 2006 Term Loans”), in which Americana Foods is the borrower (in the aggregate, the “Americana Loan Facility”). The amounts outstanding under the two facilities at August 31, 2006 were included in its current liabilities as notes payable in default and notes payable of majority owned subsidiary in default on the balance sheet at August 31, 2006.

The Company was in default under certain of its financial covenants under each of its credit facilities as of August 31, 2006 and reflected all of its bank debt as current liabilities. In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the American Credit Facility, which aggregated approximately $21,830 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November 2006, 2118769, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,407, (excluding accrued interest and professional fees totaling $267, which was paid by 2118769) from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana Foods debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. To the extent that the proceeds from the liquidation are not sufficient to pay 2118769, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility. In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by 2118769, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. At November 30, 2006, the amount outstanding under the Corporate Credit Facility was $696.

Mr. Serruya received warrants to purchase 5,500 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness as compensation for services. The exercise price of each warrant is $0.50 Cdn and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $1,764 USD ($1,980 CDN) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and have been expensed by the Company in the Fiscal 2007 First Quarter. This expense has been included in selling, general and administrative expense in the Fiscal 2007 First Quarter statement of operations. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off in full the Corporate Credit Facility.

Management’s assessment of internal controls

During Fiscal 2006, management commenced an assessment and evaluation of the Company's systems of internal control over financial reporting. As part of the assessment and evaluation process, the Company engaged an outside consulting firm to perform documentation and Sarbanes Oxley compliance testing work over the Company’s internal controls over financial reporting. At each subsidiary, the consultant reviewed the following processes: Capital Spending and Maintenance, Financial Reporting, Inventory and Production, Information Technology, Payroll and Human Resources, Purchasing and Accounts Payable and Revenue and Accounts Receivable. Documentation of all relevant internal controls was completed but due to the financial difficulties of the Company's business segments and the sale and ultimate discontinuance of various of the Company's operating segments, the Company had neither the resources nor the funds necessary to complete the testing of internal controls over financial reporting at all of its business segments. Even though the work
5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

was not completed, management was able to determine that there were significant deficiencies in financial reporting, accounts payable and accounts receivable and material weaknesses in inventory and information technology in the Company’s Integrated Brands subsidiary. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. There was material weaknesses in inventory control at Integrated Brands related to the fact that (a) inventory located at third party warehouses was not subject to periodic physical inventory counts; (b) inventory obsolescence records were not documented; (c) changes to inventory production schedules were not documented and (d) the inventory sub-ledger when reconciled to the general ledger showed large unresolved differences. There were information technology weaknesses at Integrated Brands related to (a) the lack of a development methodology for system maintenance; (b) the lack of an information security policy that details the organizations approach to information security; (c) the lack of an approach for performing security administration; (d) the need to define and document minimum password standards for the SAP and Epicor environments and (e) the lack of definition and implementation of reporting general system monitoring and alerts. Because management did not complete its assessment, there may be other material weaknesses that have not been uncovered.

The Company’s management designed the internal controls over financial reporting at the Company's various business segments. The testing of the internal controls at Americana Foods was only approximately 30% complete when the work was terminated. Further, with respect to CBD, the yogurt segment, the testing of the financial controls was only approximately 50% complete when the work was terminated. The testing of the financial controls at the Company's other business segments was substantially complete at the time the work was terminated.

The Company has undergone a significant downsizing and has disposed of or closed down a significant portion of its businesses. The Company now only operates in the frozen dessert segment which itself is substantially smaller than at the beginning of Fiscal 2006. Because of the sales of the dairy component segment, the yogurt segment, the foodservice segment and part of the frozen dessert segment, and the bankruptcy and closing of Americana Foods, the Company expects that its financial reporting will become less complicated and management is designing processes and procedures appropriate for the organization. However, because of, among other things, loss of staff and reduction in available funds, the Company may not have the resources to complete its assessment of internal controls, or implement the necessary controls to correct any deficiencies.

Critical accounting policies

The accounting policies discussed in this section are those that are considered to be particularly critical to an understanding of the Company’s financial statements because their application places the most significant demands on management’s ability to judge the effect of inherently uncertain matters on the Company’s financial results. For all of these policies, management cautioned that future events rarely develop exactly as forecast, and management’s best estimates may require adjustment. Management believes that the critical accounting policies are substantially unchanged from those disclosed in the Fiscal 2006 MD&A.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

In connection with the sale of a portion of its businesses and assets, the Company has mutually terminated the license agreements with certain licensors. The ability of the Company to effect the termination of the remainder of its licenses on favorable terms is uncertain. The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

Annual Information Form

Additional information relating to CoolBrands including CoolBrands’ Annual Information Form is available on SEDAR at www.sedar.com

6

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outstanding share data

As of March 14, 2007, the Company had 50,049 subordinate voting shares, 6,026 multiple voting shares, 5,500 warrants and 448 stock options outstanding.

Outlook

The outlook for Fiscal 2007 is substantially unchanged from what was disclosed in the Fiscal 2006 MD&A. The Company has completed the sale of a substantial amount of the businesses it was in and now only operates in the frozen dessert segment. The Company believes it has sufficient working capital to operate for the foreseeable future. However, while the Company has significantly reduced it expenses, it may not be able to reduce its expenses to a level that would make the Company profitable. The Company’s Board of Directors is currently evaluating whether to sell the remaining assets or attempt to rebuild the business.

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